UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-40310

INNOVIZ TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

Innoviz Technologies Campus
5 Uri Ariav Street, Bldg. C
Nitzba 300, Rosh HaAin, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

Innoviz Technologies Ltd. (“Innoviz”) was informed by its shuttle program customer that the customer plans to exit the Original Equipment Manufacturing (OEM) portion of its business in a strategic realignment to focus on the automotive supplier portion of its business. As a result, the customer will no longer be manufacturing the shuttle for direct sale.

As the customer noted in its public statement: “The company has decided to no longer pursue the goal of facilitating entire autonomous transportation systems, including shuttles and their fleet management. Instead, the strategic focus and allocation of funds will shift to providing engineering services to customers and further developing the building blocks needed to advance autonomous driving.”

Innoviz and the customer are in discussions to explore options for evolving the program in a manner that is consistent with the customer’s new strategy.

Near-term financial impact from the change in strategy is expected to be minimal.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INNOVIZ TECHNOLOGIES LTD.

Date: January 5, 2024	By:	/s/ Eldar Cegla
Name: Eldar Cegla
Title: Chief Financial Officer